January 16, 2026

Avi S. Katz
Chief Executive Officer and Chairman
GigCapital9 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital9 Corp.
           Registration Statement on Form S-1
           Filed December 1, 2025
           File No. 333-291869
Dear Avi S. Katz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Elena Nrtina, Esq.